ALDA PHARMACEUTICALS CORP.

T36® ALDA Pharmaceuticals

1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3
Tel: 604.862.3439 Fax: 604.689-1289

www.aldacorp.com info@aldacorp.com

TSX-V: APH **OTCQB: APCSF**

NEWS RELEASE

Non Brokered Private Placement Financing

January 2, 2013 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the "Company" or "ALDA") announces that the non-brokered private placement that was arranged and previously announced in a news release dated December 3, 2012 for up to 10,000,000 units at a price of $0.10 per unit (the "Units") for gross proceeds of up to $1,000,000 (the "Offering") is still in progress.

Each unit will consist of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at a price of $0.20 per common share.

Any finder's fee will be paid by the Company in accordance with the Policies of the TSX Venture Exchange.

Proceeds from the Offering will be used by ALDA for general ongoing corporate and working capital purposes.

The above private placement is subject to all regulatory and board approvals.

On behalf of:
ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA
President and CEO
owen.terrance@gmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.